

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2018

Ilya Nikolayev
Chief Executive Officer
Tapinator, Inc.
110 West 40th Street, Suite 1902
New York, NY 10018

  Re: Tapinator, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 18, 2018
    File No. 333-224531

Dear Mr. Nikolayev:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2018 letter.

Amendment to Form S-3 filed July 18, 2018

General

1. In response to prior comment 4 regarding the functionality of BitPainting, you state that certain attributes of an artwork are stored on your servers and not on the ETH blockchain. With regard to Dark Winds, you state that third party auction platforms for your crypto-assets reduce the reliance that your players might have on the long-term viability of the Dark Winds application. Please include this information in your filing and clarify whether the crypto-assets can continue to exist and be played outside of the company's application and servers. Please disclose the risks and consequences to investors if the servers or

website cease to function. Further, to the extent that you are reliant on another blockchain network for your business, disclose the risks and consequences to the company if the Ethereum blockchain ceases to function, slows down in functionality, or forks.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Jeffrey M. Quick, Esq.